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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

CTN MEDIA GROUP, INC. (Name of Issuer)
Common Stock (Title of Class of Securities)
12643W107 (CUSIP Number)

Patrick Doran
CTN Media Group, Inc.
3350 Peachtree Road, Suite 1500
Atlanta, Georgia 30326
(404) 256-4444
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 20, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 13 Pages

CUSIP No. 12643W107	13D/A	Page 2 of 13 Pages

(1)	Names of Reporting Persons U-C Holdings, L.L.C.

(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☐

(3)	SEC Use Only

(4)	Source of Funds* WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 5,781,247 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 5,781,247 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,781,247 (See Item 5)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 90.8%

(14)	Type of Reporting Person* OO (limited liability company)

CUSIP No. 12643W107	13D/A	Page 3 of 13 Pages

(1)	Names of Reporting Persons John R. Willis

(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☐

(3)	SEC Use Only

(4)	Source of Funds* AF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 5,781,247 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 5,781,247 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,781,247(1) (See Item 5)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 90.8%

(14)	Type of Reporting Person* IN

(1)
Mr. Willis disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings.

CUSIP No. 12643W107	13D/A	Page 4 of 13 Pages

(1)	Names of Reporting Persons Avy H. Stein

(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☐

(3)	SEC Use Only

(4)	Source of Funds* AF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 5,781,247 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 5,781,247 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,781,247(2) (See Item 5)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 90.8%

(14)	Type of Reporting Person* IN

(2)
Mr. Stein disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings.

CUSIP No. 12643W107	13D/A	Page 5 of 13 Pages

(1)	Names of Reporting Persons Daniel M. Gill

(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☐

(3)	SEC Use Only

(4)	Source of Funds* AF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 5,781,247 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 5,781,247 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,781,247(3) (See Item 5)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 90.8%

(14)	Type of Reporting Person* IN

(3)
Mr. Gill disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings.

CUSIP No. 12643W107	13D/A	Page 6 of 13 Pages

(1)	Names of Reporting Persons Daniel H. Blumenthal

(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☐

(3)	SEC Use Only

(4)	Source of Funds* AF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 5,781,247 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 5,781,247 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,781,247(4) (See Item 5)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 90.8%

(14)	Type of Reporting Person* IN

(4)
Mr. Blumenthal disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings.

   Item 1.    Security and Issuer.

        This Amendment No. 11 to Statement on Schedule 13D relates to the shares of $0.03 par value per share common stock (the "Common Stock") of CTN Media Group, Inc. (the "Issuer"), a Delaware corporation. The name and address of the principal executive offices of the Issuer are CTN Media Group, Inc., 3350 Peachtree Road, Suite 1500, Atlanta, Georgia 30326.

  Item 2.    Identity and Background.

        This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"):

        (a)  U-C Holdings, L.L.C. ("Holdings"), a limited liability company organized under the laws of the State of Delaware with its principal business address at One North Wacker Drive, Suite 4800, Chicago, Illinois 60606. Holdings' principal business is investing in the securities of the Issuer.

        (b)  John R. Willis, an individual whose business address is One North Wacker Drive, Suite 4800, Chicago, Illinois 60606. Mr. Willis' principal occupation is serving as a Manager and Founding Member of (i) Willis Stein & Partners, L.L.C. ("WSP LLC"), the general partner of Willis Stein & Partners, L.P. ("WSPI"), a private equity investment limited partnership and (ii) Willis Stein & Partners Management II, L.L.C. ("WSP Management II LLC"), the general partner of Willis Stein & Partners Management II, L.P. ("WSP Management II LP"), the general partner of Willis Stein & Partners II, L.P. ("WSPII") and Willis Stein & Partners Dutch, L.P. ("WSP Dutch"), each a private equity investment limited partnership. Mr. Willis is a citizen of the United States of America.

        (c)  Avy H. Stein, an individual whose business address is One North Wacker Drive, Suite 4800, Chicago, Illinois 60606. Mr. Stein's principal occupation is serving as a Manager and Founding Member of (i) WSP LLC, the general partner of WSPI and (ii) WSP Management II LLC, the general partner of WSP Management II LP, the general partner of WSPII and WSP Dutch. Mr. Stein is a citizen of the United States of America.

        (d)  Daniel H. Blumenthal, an individual whose business address is One North Wacker Drive, Suite 4800, Chicago, Illinois 60606. Mr. Blumenthal's principal occupation is serving as a Founding Member of (i) WSP LLC, the general partner of WSPI and (ii) WSP Management II LLC, the general partner of WSP Management II LP, the general partner of WSPII and WSP Dutch. Mr. Blumenthal is a citizen of the United States of America.

        (e)  Daniel M. Gill, an individual whose business address is One North Wacker Drive, Suite 4800, Chicago, Illinois 60606. Mr. Gill's principal occupation is serving as a Founding Member of (i) WSP LLC, the general partner of WSPI and (ii) WSP Management II LLC, the general partner of WSP Management II LP, the general partner of WSPII and WSP Dutch. Mr. Gill is a citizen of the United States of America.

        In addition, information relating to the following entities is provided pursuant to General Instruction C to Schedule 13D:

        (f)    WSPI, a limited partnership organized under the laws of the State of Delaware with its principal business address at One North Wacker Drive, Suite 4800, Chicago, Illinois 60606. The principal business of WSPI is investing in equity securities. WSPI serves as the Managing Member of Holdings.

        (g)  WSP LLC, a limited liability company organized under the laws of the State of Delaware with its principal business address at One North Wacker Drive, Suite 4800, Chicago, Illinois 60606. The principal business of WSP LLC is serving as the General Partner of WSPI, a private equity investment limited partnership.

Page 7 of 13 Pages

        (h)  WSPII, a limited partnership organized under the laws of the State of Delaware with its principal business address at One North Wacker Drive, Suite 4800, Chicago, Illinois 60606. The principal business of WSPII is investing in equity securities.

        (i)    WSP Dutch, a limited partnership organized under the laws of the State of Delaware with its principal business address at One North Wacker Drive, Suite 4800, Chicago, Illinois 60606. The principal business of WSP Dutch is investing in equity securities.

        (j)    WSP Management II LP, a limited partnership organized under the laws of the State of Delaware with its principal business address at One North Wacker Drive, Suite 4800, Chicago, Illinois 60606. The principal business of WSP Management II LP is serving as the General Partner of WSPII and WSP Dutch, private equity investment limited partnerships.

        (k)  WSP Management II LLC, a limited liability company organized under the laws of the State of Delaware with its principal business address at One North Wacker Drive, Suite 4800, Chicago, Illinois 60606. The principal business of WSP Management II LLC is serving as the General Partner of WSP Management II LP, a private equity investment limited partnership.

        The entities set forth in clauses (a) through (e) are collectively hereinafter referred to as the "Reporting Persons."

        The Reporting Persons may constitute a "group" for purposes of Rule 13d-5 under the Act with respect to their beneficial ownership of the Common Stock. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit A (which is incorporated herein by reference). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

        During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Item 4.    Purpose of Transaction.

        On September 20, 2002, Holdings and WSPI entered into a Voting Agreement (the "Voting Agreement") with Viacom International Inc., a Delaware corporation ("Viacom"), and MTV Networks on Campus Inc., a Delaware corporation and a subsidiary of Viacom ("MTV Networks"). The execution of the Voting Agreement was a condition to the execution and delivery by Viacom and MTV Networks of an Asset Purchase Agreement (the "Asset Purchase Agreement") dated as of September 20, 2002, by and among Viacom, MTV Networks and the Issuer, pursuant to which MTV Networks, subject to the terms and conditions thereof, agreed to purchase from the Issuer substantially all of the property and assets of the Issuer's business (the "Business"), for a purchase price of $15,000,000 (subject to certain adjustments), plus the assumption of certain specified liabilities of the Issuer related to the Business described therein.

        Pursuant to the Voting Agreement, each of Holdings and WSPI agreed that, until the termination of the Asset Purchase Agreement, Holdings and WSPI shall vote, or cause to be voted (as applicable), or express consent or dissent (as applicable) with respect to, all of their shares of capital stock of the Issuer (i) in favor of the adoption of the Asset Purchase Agreement and otherwise in such a manner as may be necessary to consummate the transactions contemplated in the Asset Purchase Agreement, (ii) against any action, proposal, agreement or transaction that would or could reasonably be expected

Page 8 of 13 Pages

to result in a breach of any covenant, obligation, agreement, representation or warranty of the Issuer contained in the Asset Purchase Agreement or of Holdings or WSPI contained in the Voting Agreement, and (iii) against any action, proposal, agreement or transaction that would or could reasonably be expected to result in any condition to Issuer's obligations under the Asset Purchase Agreement not being fulfilled.

        On September 23, 2002, Holdings executed and delivered to the Issuer a written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware, whereby Holdings irrevocably consented to and adopted the Asset Purchase Agreement and the transactions contemplated therein.

        As a result of the consummation of the transactions contemplated by the Asset Purchase Agreement, Holdings and WSPI understand that the Issuer plans to satisfy its remaining liabilities but does not expect to have any funds available to continue its business or pay any amounts with respect to its outstanding preferred or common stock. Holdings and WSPI also understand that the Issuer is currently considering various alternatives but that no definitive plans or agreements have been made at this time.

        While the Reporting Persons reserve the right to develop plans or proposals in the future regarding the following items, at the present time none of the persons identified in response to Item 2 of this statement have plans or proposals which relate or would result in any of the following, except as to the Asset Purchase Agreement and the Voting Agreement:

        (a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e)  Any material change in the present capitalization or dividend policy of the Issuer;

        (f)    Any other material change in the Issuer's business or corporate structure;

        (g)  Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j)    Any action similar to any of those enumerated above.

  Item 5.    Interest in Securities of the Issuer.

        All ownership percentages of the securities reported herein are based upon 2,514,397 shares of Common Stock outstanding as of August 6, 2002, as disclosed in the Issuer's Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission for the quarterly period ended on June 30, 2002.

Page 9 of 13 Pages

        (a)  As of August 6, 2002, Holdings directly owns 1,929,435 shares, or 76.7% of the outstanding Common Stock (based on the number of shares of the Issuer's Common Stock outstanding on August 6, 2002). In addition, Holdings' ownership in the Issuer includes (i) 2,176,664 shares of Common Stock issuable to Holdings upon conversion at any time of the 2,176,664 shares of Series A Preferred currently held by Holdings, (ii) 266,666 shares of Common Stock issuable to Holdings upon conversion at any time of the 266,666 shares of Series B Convertible Preferred Stock currently held by Holdings, (iii) 863,596 shares of Common Stock that Holdings has the right to acquire as of September 11, 2002 in lieu of cash payment from the Issuer of $12,953,941 of Series A Preferred dividends accrued through September 11, 2002 and due upon conversion of its shares of Series A Preferred, (iv) 44,546 shares of Common Stock that Holdings has the right to acquire as of September 11, 2002 in lieu of cash payment from the Issuer of $668,189 of Series B Convertible Preferred Stock dividends accrued through September 11, 2002 and due upon conversion of its shares of Series B Convertible Preferred Stock, (v) 154,138 shares of Common Stock subject to currently exercisable Class C Warrants issued to Holdings on October 5, 1998 and April 25, 1997 and (vi) 346,200 shares of Common Stock currently purchasable by Holdings pursuant to certain Equity Protection Agreements dated April 25, 1997, which give Holdings the right to purchase Common Stock upon the exercise of certain private placement warrants and options. The share numbers do not include an additional 8,676 shares of Common Stock not yet purchasable by Holdings under these Equity Protection Agreements. If Holdings were to exercise all of its current rights as of September 11, 2002, Holdings would own 5,781,247 shares of Common Stock, which would represent approximately 90.8% of the Issuer's issued and outstanding Common Stock (based on the number of shares of the Issuer's Common Stock outstanding on August 6, 2002).

        John R. Willis and Avy H. Stein (collectively, the "Managers"), as the Managers of, and John R. Willis, Avy H. Stein, Daniel M. Gill and Daniel H. Blumenthal (collectively, the "Founding Members"), as the Founding Members of, WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings, may be deemed to share the power to direct the voting and disposition of the shares of Common Stock held by Holdings and may be deemed to beneficially own such shares. Each of the Founding Members disclaims beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings.

        (b)  None of the Founding Members directly owns any shares of the Issuer's Common Stock, but the Founding Members may be deemed to share the power to vote or to direct the vote as well as the power to dispose of or to direct the disposition of all of the shares of Common Stock held by Holdings, by virtue of such persons' status as Managers and/or Founding Members of WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings. Each of the Founding Members disclaims beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings.

        (c)  There were no transactions in the class of securities reported on that were effected during the past sixty (60) days or since the most recent filing of Schedule 13D by the persons named in response to Paragraph (a). As a result of the expiration of certain private placement warrants and options as of September 11, 2002, the number of shares of Common Stock not yet purchasable by Holdings pursuant to certain Equity Protection Agreements dated April 25, 1997 decreased by 534,290 shares to 8,674 shares.

        (d)  The following persons are members of Holdings and, as such, have the right to receive distributions from Holdings: Hollis W. Rademacher, Jason Elkin, Joseph D. Gersh, James Harder, Thomas Gatti, Patrick Doran, Sergio Zyman, Martin Grant, Pete Thomas, Les Garland, Mark Fabiani, William Wagner, George Giatzis, Neil H. Dickson, Geoffrey Kanter, Thomas A. Rocco, Bob Riordan, Maurice Moore, WSPI, WSPII and WSP Dutch. The sole investment of Holdings is its interest in

Page 10 of 13 Pages

securities of the Issuer; therefore, any dividends paid by the Issuer to Holdings will be distributed to the members of Holdings in accordance with the distribution provisions of the Fifth Amended and Restated Limited Liability Company Agreement of U-C Holdings, L.L.C., as amended, dated April 5, 2001 (the "Operating Agreement"). As a result, the members of Holdings have the right to receive dividends from, as well as the proceeds from the sale of, securities of the Issuer held by Holdings in accordance with the terms of the Operating Agreement.

        (e)  Not applicable.

  Item 6.    Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Issuer.

        The Operating Agreement (described in Item 5(d) above) provides that WSPI, as the Managing Member of Holdings, shall have the sole authority with respect to the transfer and voting of the securities owned by Holdings. The Operating Agreement contains provisions regarding the transfer and voting of the securities of the Issuer held by Holdings. The Operating Agreement was entered into among the members of Holdings named in response to Item 5(d) above.

        The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

  Item 7.    Material to be filed as Exhibits.

  (a)
  Joint Filing Agreement, dated as of September 25, 2002, among U-C Holdings, L.L.C., John R. Willis, Avy H. Stein, Daniel M. Gill and Daniel H. Blumenthal.

        (b)  Voting Agreement, dated as of September 20, 2002, by and among U-C Holdings, L.L.C., Willis Stein & Partners, L.P., Viacom International Inc. and MTV Networks on Campus Inc.

        (c)  Asset Purchase Agreement, dated as of September 20, 2002, by and among Viacom International Inc., MTV Networks on Campus Inc. and CTN Media Group, Inc.

        (d)  Amendment No. 1 to the Fifth Amended and Restated Limited Liability Company Agreement of U-C Holdings, L.L.C. dated as of November 30, 2001.

        (e)  Fifth Amended and Restated Limited Liability Company Agreement of U-C Holdings, L.L.C. dated as of April 5, 2001 (incorporated by reference to Exhibit 7(b) to the Schedule 13D filed on April 16, 2001).

        (f)    Series B Convertible Preferred Stock Purchase Agreement between U-C Holdings, L.L.C. and CTN Media Group, Inc., dated as of April 5, 2001 (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed on April 6, 2001).

        (g)  Form of Amended and Restated Certificate of Incorporation of CTN Media Group, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K filed on April 6, 2001).

        (h)  Amended and Restated Purchase Agreement between U-C Holdings, L.L.C. and College Television Network, Inc., dated as of October 18, 1999 (incorporated by reference to Exhibit 7(b) to the Schedule 13D filed on October 19, 1999).

        (i)    Purchase Agreement between U-C Holdings, L.L.C. and College Television Network, Inc., dated as of August 31, 1999 (incorporated by reference to Exhibit 7(c) to the Schedule 13D filed on September 10, 1999).

        (j)    Purchase Agreement between U-C Holdings, L.L.C. and College Television Network, Inc., dated as of July 23, 1999 (incorporated by reference to Exhibit 4.1 to Issuer's Form 8-K filed August 3, 1999).

Page 11 of 13 Pages

        (k)  Form of Class C Warrant No. C-2, issued to U-C Holdings, L.L.C. pursuant to the Standby Stock Purchase Agreement dated July 2, 1998 (incorporated by reference to Exhibit 4.15 to the Issuer's Registration Statement on Form S-3 (File No. 333-58479) filed July 2, 1998, as amended, declared effective on July 28, 1998).

        (l)    Form of Class C Warrant No. C-1, dated April 25, 1997, issued to U-C Holdings, L.L.C. (incorporated by reference to Exhibit 4.1 to the Issuer's Form 10-KSB for the fiscal year ended October 31, 1997).

        (m)  Equity Protection Agreement, dated April 25, 1997, between CTN Media Group, Inc. and U-C Holdings, L.L.C. (incorporated by reference to Exhibit 4.2 to the Issuer's Form 10-KSB for the fiscal year ended October 31, 1997).

        (n)  Equity Protection Agreement, dated April 25, 1997, between CTN Media Group, Inc. and U-C Holdings, L.L.C. (incorporated by reference herein to Exhibit 4.3 to the Issuer's Form 10-KSB for the fiscal year ended October 31, 1997).

        (o)  Equity Protection Agreement, dated April 25, 1997, between CTN Media Group, Inc. and U-C Holdings, L.L.C. (incorporated by reference herein to Exhibit 4.4 to the Issuer's Form 10-KSB for the fiscal year ended October 31, 1997).

        (p)  Equity Protection Agreement, dated April 25, 1997, between CTN Media Group, Inc. and U-C Holdings, L.L.C. (incorporated by reference herein to Exhibit 4.5 to the Issuer's Form 10-KSB for the fiscal year ended October 31, 1997).

Page 12 of 13 Pages

SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2002
U-C HOLDINGS, L.L.C.
	By:	Willis Stein & Partners, L.P. Its Managing Member
	By:	Willis Stein & Partners, L.L.C. Its General Partner
	By:	/s/ DANIEL M. GILL Daniel M. Gill Its: Managing Director
JOHN R. WILLIS
	By:	/s/ DANIEL M. GILL Daniel M. Gill, pursuant to a Power of Attorney filed with the Commission
AVY H. STEIN
	By:	/s/ DANIEL M. GILL Daniel M. Gill, pursuant to a Power of Attorney filed with the Commission
DANIEL H. BLUMENTHAL
	By:	/s/ DANIEL M. GILL Daniel M. Gill, pursuant to a Power of Attorney filed with the Commission
DANIEL M. GILL
/s/ DANIEL M. GILL

Page 13 of 13 Pages

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be filed as Exhibits.
SIGNATURES